

Mail Stop 3030

December 8, 2017

Amos Kohn
Chief Executive Officer
Digital Power Corporation
48430 Lakeview Blvd.
Fremont, CA 94638-3158

>   **Re: Digital Power Corporation**
>   **Registration Statement on Form S-3**
>   **Filed December 4, 2017**
>   **File No. 333-221897**

Dear Mr. Kohn:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

>   Sincerely,
>
>   /s/ Tim Buchmiller for
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: Marc Ross, Esq.
       Sichenzia Ross Ference Kesner LLP